UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Just Energy Group Inc.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

48213W101
(CUSIP Number)

November 27, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48213W101

1	Name Of Reporting Persons The Joyce Family Foundation
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Ontario, Canada
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		18,498,251(1)
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		18,498,251(1)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 18,498,251(1)
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 12.2%(2)
12	Type of Reporting Person (See Instructions) OO

[1]	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by The Foundation may be deemed to be beneficially owned by Steven Joyce, Grant Joyce, Aileen O’Rafferty, Michele Allison-Thornley, Rob MacIsaac, and Ed Lumley, as Co-Trustees of the Foundation.
[2]	Based on 151,402,616 Common Shares of the Issuer outstanding at September 30, 2019, as reported in the Issuer’s Form 6-K furnished to the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 48213W101

1	Name Of Reporting Persons Ed Lumley
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Canada
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		18,498,251(1)
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		18,498,251(1)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 18,498,251(1)
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 12.2%(2)
12	Type of Reporting Person (See Instructions) IN

[1]	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by The Foundation may be deemed to be beneficially owned by Steven Joyce, Grant Joyce, Aileen O’Rafferty, Michele Allison-Thornley, Rob MacIsaac, and Ed Lumley, as Co-Trustees of the Foundation.
[2]	Based on 151,402,616 Common Shares of the Issuer outstanding at September 30, 2019, as reported in the Issuer’s Form 6-K furnished to the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 48213W101

1	Name Of Reporting Persons Steven Joyce
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Canada
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		18,498,251(1)
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		18,498,251(1)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 18,498,251(1)
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 12.2%(2)
12	Type of Reporting Person (See Instructions) IN

[1]	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by The Foundation may be deemed to be beneficially owned by Steven Joyce, Grant Joyce, Aileen O’Rafferty, Michele Allison-Thornley, Rob MacIsaac, and Ed Lumley, as Co-Trustees of the Foundation.
[2]	Based on 151,402,616 Common Shares of the Issuer outstanding at September 30, 2019, as reported in the Issuer’s Form 6-K furnished to the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 48213W101

1	Name Of Reporting Persons Grant Joyce
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Canada
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		18,498,251(1)
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		18,498,251(1)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 18,498,251(1)
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 12.2%(2)
12	Type of Reporting Person (See Instructions) IN

[1]	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by The Foundation may be deemed to be beneficially owned by Steven Joyce, Grant Joyce, Aileen O’Rafferty, Michele Allison-Thornley, Rob MacIsaac, and Ed Lumley, as Co-Trustees of the Foundation.
[2]	Based on 151,402,616 Common Shares of the Issuer outstanding at September 30, 2019, as reported in the Issuer’s Form 6-K furnished to the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 48213W101

1	Name Of Reporting Persons Aileen O’Rafferty
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Canada
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		18,498,251(1)
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		18,498,251(1)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 18,498,251(1)
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 12.2%(2)
12	Type of Reporting Person (See Instructions) IN

[1]	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by The Foundation may be deemed to be beneficially owned by Steven Joyce, Grant Joyce, Aileen O’Rafferty, Michele Allison-Thornley, Rob MacIsaac, and Ed Lumley, as Co-Trustees of the Foundation.
[2]	Based on 151,402,616 Common Shares of the Issuer outstanding at September 30, 2019, as reported in the Issuer’s Form 6-K furnished to the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 48213W101

1	Name Of Reporting Persons Michele Allison-Thornley
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Canada
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		18,498,251(1)
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		18,498,251(1)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 18,498,251(1)
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 12.2%(2)
12	Type of Reporting Person (See Instructions) IN

[1]	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by The Foundation may be deemed to be beneficially owned by Steven Joyce, Grant Joyce, Aileen O’Rafferty, Michele Allison-Thornley, Rob MacIsaac, and Ed Lumley, as Co-Trustees of the Foundation.
[2]	Based on 151,402,616 Common Shares of the Issuer outstanding at September 30, 2019, as reported in the Issuer’s Form 6-K furnished to the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 48213W101

1	Name Of Reporting Persons Rob MacIsaac
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Canada
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		18,498,251(1)
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		18,498,251(1)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 18,498,251(1)
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 12.2%(2)
12	Type of Reporting Person (See Instructions) IN

[1]	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by The Foundation may be deemed to be beneficially owned by Steven Joyce, Grant Joyce, Aileen O’Rafferty, Michele Allison-Thornley, Rob MacIsaac, and Ed Lumley, as Co-Trustees of the Foundation.
[2]	Based on 151,402,616 Common Shares of the Issuer outstanding at September 30, 2019, as reported in the Issuer’s Form 6-K furnished to the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 48213W101

Item 1(a).	Name of Issuer:

Just Energy Group Inc. (the “Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

6345 Dixie Road, Suite 200

Mississauga, Ontario L5T 2E6

Canada

Item 2 (a).	Name of Person Filing:

The Joyce Family Foundation (the “Foundation”), Steven Joyce, Grant Joyce, Aileen O’Rafferty, Michele Allison-Thornley, Rob MacIsaac, and Ed Lumley (together, the “Reporting Persons”)1

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

The Foundation - 4050 Appleby Line, Burlington, Ontario L7M 0Y7, Canada

Mr. Steven Joyce – 4050 Appleby Line, Burlington, Ontario L7M 0Y7, Canada

Mr. Grant Joyce – 4050 Appleby Line, Burlington, Ontario L7M 0Y7, Canada

Ms. Aileen O’Rafferty – 4050 Appleby Line, Burlington, Ontario L7M 0Y7, Canada

Ms. Michele Allison-Thornley – 4050 Appleby Line, Burlington, Ontario L7M 0Y7, Canada

Mr. Rob MacIsaac – 4050 Appleby Line, Burlington, Ontario L7M 0Y7, Canada

Hon. Ed Lumley – 4050 Appleby Line, Burlington, Ontario L7M 0Y7, Canada

Item 2 (c).	Citizenship:

The Foundation is a charitable trust organized under the laws of Ontario, Canada.

Mr. Steven Joyce is a citizen of Canada.

Mr. Grant Joyce is a citizen of Canada.

Ms. Aileen O’Rafferty is a citizen of Canada.

Ms. Michele Allison-Thornley is a citizen of Canada.

Mr. Rob MacIsaac is a citizen of Canada.

Hon. Ed Lumley is a citizen of Canada.

Item 2 (d).	Title of Class of Securities:

Common Shares, No Par Value (the “Common Shares”)

Item 2 (e).	CUSIP Number:

48213W101

Item 3.	Not applicable

Item 4.	Ownership

Following the death of Mr. Ronald V. Joyce, for estate administration purposes, the entirety of the holdings in the Issuer controlled by Mr. Joyce were transferred to the Foundation via inter-account transfers. Mr. Joyce’s interests in the Issuer were held through Jetport Inc., an entity controlled by Mr. Joyce, and following an inter-account transfer to the Ronald V. Joyce Alter Ego Trust #3, an aggregate of 17,756,051 Common Shares were transferred to the Foundation. Prior to the transfer, the Foundation was the holder of 742,200 Common Shares, such that, following the transfer of the Common Shares in connection with the estate administration, the Foundation holds (or has the right to acquire within 60 days) 18,498,251 Common Shares (being 12.2% of the issued and outstanding Common Shares, calculated in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended).

[1]	Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purposes and each expressly disclaims membership in a group.

CUSIP No. 48213W101

The transfer of the Common Shares has been undertaken for estate administration purposes. The Foundation currently intends to hold the Common Shares for investment purposes; however, the Foundation may in the future take such actions in respect of its holdings as it deems appropriate in light of the circumstances then existing, including without limitation, the acquisition of additional Common Shares or the sale of all or a portion of its holdings to one or more purchasers.

(a)	Amount beneficially owned:

18,498,251

(b)	Percent of class:

12.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Cover Pages Items 5 – 8.

(ii)	Shared power to vote or to direct the vote:

See Cover Pages Items 5 – 8.

(iii)	Sole power to dispose or to direct the disposition of:

See Cover Pages Items 5 – 8.

(iv)	Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5 – 8.

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

CUSIP No. 48213W101

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below each Reporting Person certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2019	THE JOYCE FAMILY FOUNDATION

/s/ Hon. Ed Lumley
Name: Hon. Ed Lumley
Title: Advisor Trustee

/s/ Steven Joyce
Name: Steven Joyce

/s/ Grant Joyce
Name: Grant Joyce

/s/ Aileen O’Rafferty
Name: Aileen O’Rafferty

/s/ Michele Allison-Thornley
Name: Michele Allison-Thornley

/s/ Rob MacIsaac
Name: Rob MacIsaac

/s/ Hon. Ed Lumley
Name: Hon. Ed Lumley

EXHIBITS

Exhibit Number	Title

99.1	Joint Filing Agreement, dated December 12, 2019, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended